Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) Website www.aurizon.com

FIRST QUARTER REPORT
MARCH 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports unaudited financial results for the first quarter of 2012, which have been prepared on the basis of available information up to May 9, 2012.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  All dollar amounts are in Canadian dollars unless otherwise stated.

First Quarter 2012 Highlights and Significant Items

▪	EBITDA (1) of $22.3 million, 74% higher than $12.8 million in same quarter of 2011.

▪	Net profit of $8.3 million, or $0.05 per share, 238% higher than $2.4 million, or $0.02 per share, for the same quarter in 2011.

▪	Operating profit margin per ounce (1) increased 31% to US$1,011, due to higher realized gold prices.

▪	Gold production of 33,488 ounces.

▪	Cash balances of $199 million and no debt.

FINANCIAL RESULTS

Financial review of the first quarter 2012

Net Profit of $8.3 million, or $0.05 per share, was achieved in the first quarter of 2012, 238% higher than the net profit of $2.5 million, or $0.02 per share, in the same period of 2011.  Results were positively impacted by higher realized gold prices.

Revenue from Casa Berardi operations increased 20% to $56.8 million in the first quarter of 2012 from the sale of 33,364 ounces of gold, compared to $47.2 million from the sale of 34,306 ounces of gold in the same quarter of 2011. The average realized gold price was US$1,692 per ounce and the average Cad/US exchange rate was 1.0, compared to realized prices of US$1,392 per ounce at an average exchange rate of 0.98 in the same quarter of 2011.  The average London afternoon gold fix for the first quarter of 2012 was US$1,691 per ounce compared to US$1,384 per ounce for the same period of 2011.

1 See “Non-GAAP” measures on pages 6 & 7.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 2

Cost of sales for the first quarter of 2012, comprising operating costs and depreciation and amortization of $23 million and $7.8 million respectively totalled $30.8 million.  On a unit cost basis (2), total cash costs per ounce of gold sold were US$681 and depreciation and amortization was US$234 per ounce, for a total production cost of US$915 per ounce.  A lack of available shotcrete equipment and difficult ground conditions resulted in changes to the mining sequence, which impacted ore throughput and ore grades.  As a result, unit operating costs (2) on a Canadian dollar per tonne basis in the first quarter of 2012, were 7% higher than plan at $152 per tonne.

Gross profit of $25.9 million in the first quarter of 2012 increased significantly from $18.0 million for the same period of 2011.  Rising gold prices allowed operating profit margins(2) to increase to US$1,011 per ounce compared to US$771 per ounce in the same quarter of 2011.

EBITDA (2) rose 74% to $22.3 million, compared to $12.8 million in 2011, as a result of higher gold prices and lower general administrative costs, partially reduced by higher total cash costs per ounce.

Exploration expenditures in the first quarter of 2012 were $6.7 million compared to $7.1 million in the same period of 2011.  Exploration activities in 2012 were conducted primarily on the Marban and Fayolle projects in addition to continued exploration and feasibility work at Joanna.

General and administrative costs in the first quarter of 2012 totalled $4.9 million compared to $6.1 million for the same period of 2011.  Included in these costs are non-cash stock based compensation charges totalling $1.3 million compared to $1.4 million in the same period of 2011. In the first quarter of 2012, the establishment of a deferred share unit plan for non-executive directors resulted in a charge of $0.5 million to general and administrative costs.  Included in the first quarter 2011 general and administrative costs is a charge of $1.6 million representing the fair value of estimated employee incentive payments.

Income and resource taxes totalled $6.6 million, or 45% of pre-tax earnings, for the first quarter of 2012, up from $2.5 million, or 50% of pre-tax earnings, for the same period of 2011.  The Canadian statutory income and resource tax for the Company in 2012 is 38.4%.  The difference in the statutory rates from the effective rates is due to the non-deductibility of certain costs, particularly for the determination of the Quebec resource tax.

Cash flows from operating activities in the first quarter of 2012 totalled $3.4 million, compared to $14.5 million in the same period of 2011.  The decrease in cash flow from a year ago is principally due to income and resource tax payments totalling $24.5 million in the first quarter of 2012 in respect of 2011 taxes owing and 2012 tax installments, and is also the primary factor resulting in the $12.9 million increase in non-cash working capital.

Investing activities totalled $20.5 million in the first quarter of 2012, compared to $11 million for the same period of 2011.  Capital expenditures at Casa Berardi totalled $15.4 million in the first quarter of 2012, of which $12.6 million was on sustaining capital and development, and $2.8 million was on exploration activity.

Financing activities during the first quarter of 2012 resulted in cash inflows totalling $2.3 million from incentive stock option exercises.

FINANCIAL POSITION

Balance Sheet

As at March 31, 2012, cash and cash equivalents were $198.7 million, compared to $213.5 million as at December 31, 2011.  Cash balances were impacted by income and resource tax payments totalling $24.5 million in the first quarter of 2012 in respect of 2011 taxes owing and 2012 tax installments.  Working capital increased to $200.2 million from $197.9 million as at December 31, 2011.

2See “Non-GAAP” measures on pages 6 & 7.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 3

OPERATING RESULTS

Casa Berardi

Summary of Key Operational Statistics
	2012	2011
	Q1	Q1	Q2	Q3	Q4
Operating results
Tonnes milled	164,728	161,036	178,233	188,571	170,283
Grade – grams/tonne	6.99	6.85	8.00	7.95	9.13
Mill recoveries - %	90.5%	90.2%	90.4%	92.2%	92.0%
Gold production – ozs	33,488	31,976	41,417	44,457	45,995
Gold sold – ozs	33,364	34,306	39,900	40,257	50,787
Per ounce data – US$(3)
Average realized gold price (i)	$1,692	$1,392	$1,521	$1,695	$1,655
Total cash costs (ii)	$681	$621	$544	$497	$498
Amortization (iii)	234	238	225	250	238
Total production costs (iv)	$915	$859	$769	$747	$736

Table footnotes:
(i)	Realized gold prices divided by ounces sold.
(ii)	Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.
(iii)	Depreciation and amortization charges.
(iv)	Total cash costs plus depreciation and amortization charges.

CASA BERARDI DISCUSSION

Operational results

Gold production from the Casa Berardi mine in the first quarter of 2012 totalled 33,488 ounces, lower than plan, however, 5% higher than the first quarter 2011 production of 31,976 ounces.  A lack of available shotcrete equipment and difficult ground conditions resulted in changes to the mining sequence in the first quarter of 2012.  This impacted both ore throughput and ore grades.  Additional shotcrete equipment will be operational in June 2012 which will increase shotcreting and rehabilitation capacity.

Daily ore throughput of 1,810 tonnes per day at an average grade of 6.99 grams per tonne was achieved in the first quarter 2012, compared to 1,789 tonnes per day at an average grade of 6.85 grams per tonne in the same quarter of 2011.   Higher ore throughput and higher ore grades were the principal factors for the higher gold production in 2012, as metallurgical recoveries were similar in both quarters.  Unit operating costs(3) on a Canadian dollar per tonne basis in the first quarter of 2012 were higher than plan, at $152 per tonne, due to difficult ground conditions and a lack of available shotcrete equipment impacting ore throughput.  Unit operating costs (4) in the same quarter of 2011 were $129 per tonne.

3See “Non-GAAP” measures on pages 6 & 7.

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The anticipated higher unit operating costs on a per tonne basis in 2012, resulted in total cash costs (4) of US$681 per ounce in the first quarter of 2012, compared to US$621 in the same quarter of 2011.  A combination of an 18% increase in unit operating costs partially offset by 2% higher ore grades resulted in the higher total cash costs per ounce in the first quarter of 2012, compared to the same quarter of 2011.

Rising gold prices have allowed operating profit margins (4) to increase to US$1,011 per ounce compared to US$771 per ounce in the same quarter of 2011.

Higher average ore throughput and grades are anticipated for the balance of 2012, which is expected to result in higher gold production and lower total cash costs per ounce than those realized in the first quarter of 2012.

Casa Berardi Shaft Deepening

Shaft deepening of the West Mine production shaft, from the 760 metre level down to the 1,080 metre level continued, in addition to the construction of a loading pocket at the 795 level and the installation of a sinking hoist. Shaft deepening is expected to be completed in early 2013 and operational by the second quarter of 2013.  The shaft will provide access to the lower portion of Zones 113, 118, and 123 from a drift at the 1,010 metre level.  As a result of production priorities impacting the scheduling and productivity of the shaft deepening, as well as general inflationary cost pressures, the capital costs for the shaft deepening and lateral drift development at the 1,010 metre level to access Zones 113, 118 and 123 is now projected to be $40 million, of which $13.3 million has been incurred to date.  Approximately $15.2 million of the remaining expenditures will be incurred in 2012 and the balance in 2013.

Casa Berardi Exploration

Three surface rigs and eight underground drill rigs were active at Casa Berardi during the quarter.  One surface drill rig was active exploring Zone 160 near the East mine mill facilities where there may be an opportunity to establish an open pit operation.  A second surface drill rig was actively exploring the Principal Zone and another exploring the depth extensions of the West Mine area.  The underground drill rigs were primarily focused on infill and step-out drilling of the upper extensions of Zones 118 and 123 from the 550 level drift as well as depth extensions of Zones 118 and 123.

FEASIBILITY & EXPLORATION DISCUSSION

Joanna Gold Development Property

Feasibility study work on the Hosco deposit continues, with completion of the study anticipated by midyear.  Activities in the first quarter included cost-optimization studies, a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work, as well as studies on waste and tailings characterization for potential metal leaching and acid generation, optimization of civil works, and selection of the optimal daily processing rate. The results of the various studies will be incorporated into the feasibility study.

Two to three drill rigs were active in the first quarter of 2012, completing 16,675 metres of drilling as part of a $3.6 million exploration program targeting the Heva Zone area and western extension of the Hosco deposit, between surface and a depth of 200 metres, which corresponds to a 2.5 kilometre strike length along the Cadillac Fault.  The objective of the program is to test the continuity of the near surface mineralized system westward from the Hosco deposit at an initial 100 metre drill spacing.

Assays have been received from thirty six drill holes, of which thirty three drill holes intersected one to six mineralized intervals, calculated with a minimum cut off parameter of 0.5 grams per tonne gold over 5 meters.  Of these, eight holes returned at least one drill interval with a grade of more than 3 grams per tonne gold over a minimum thickness of 3 metres.

Initial metallurgical test work of the Heva mineralization indicates that it is non-refractory, and could potentially deliver high recoveries through direct cyanidation of the ore.

4See “Non-GAAP” measures on pages 6 & 7.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 5

Marban Property

Four drill rigs were active in the first quarter of 2012, completing 24,171 metres of drilling as part of a $4.9 million exploration program that includes 34,000 metres of diamond drilling, an updated mineral resource estimate and basic technical studies, as well as metallurgical testwork.  The focus of the drilling is to outline the Marban deposit between surface and a vertical depth of 250 metres in order to evaluate the economic potential and to test the depth extensions of the Marban deposit; to follow up on the drill fences completed during first phase between the Norlartic and Marban deposits; and to investigate select exploration targets previously outlined on the Marban property.  An updated resource estimate is expected to be completed by the end of the second quarter of 2012.

Preliminary metallurgical testing of two composite samples from the Marban property conducted by SGS Mineral Services indicates favourable gold recoveries.  Ore cyanidation testing produced results ranging from 95.4% to 97.6% gold recoveries.

Aurizon may earn up to a 65% interest in the Marban property, which comprises forty-two mining claims and three mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Fayolle Property

One to two drill rigs were active in the first quarter of 2012, completing 7,100 metres of drilling for continued exploration of the Fayolle property, defining the size and geometry of the Fayolle deposit, looking for extensions, and improving the quality of the resources with 25 metre spaced drilling.  An updated resource estimate is expected to be completed by the end of the second quarter of 2012.

Aurizon can earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated 10 kilometres north of Aurizon’s Joanna Project in north-western Quebec.

Additional Information

Additional information about the Company’s Casa Berardi Mine and Joanna Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2011, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

Qualified person and quality control

Information of a scientific or technical nature was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

OUTLOOK

Casa Berardi Operations

Gold production and operating cost guidance for 2012 remains unchanged at 155,000 to 160,000 ounces at total cash costs of US$600 per ounce assuming a Canadian dollar exchange rate at parity against the U.S. dollar for the balance of the year.

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Onsite mining, milling and administration costs for 2012 are expected to decrease from the $152 per tonne experienced in the first quarter and average $134 per tonne for the year, unchanged from previous guidance.

Capital expenditures at Casa Berardi, funded from operating cash flow, are estimated to total $80 million in 2012 ($11.4 million incurred in first quarter 2012), as a result of three major capital projects: shaft sinking, construction of a paste backfill plant to maximize the extraction of high grade ore from Zone 113 and to allow greater mining flexibility, and continued replacement of mobile equipment.

An additional $9.4 million will be invested on exploration at Casa Berardi in 2012 ($2.8 million incurred in the first quarter 2012) which will include approximately 88,000 metres of surface and underground diamond drilling.  Up to 3 surface and 5 - 7 underground drill rigs will be active during the course of 2012.  The Company expects to capitalize these costs as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as identifying extensions of these structures.

Manpower Transition from Contract miners to Aurizon Employees

On April 2, 2012, Aurizon advised the contractors that conduct the mining activities at Casa Berardi that the Company was going to transition from the use of contract miners to employing its own work force.  The objective of the transition is to empower the work force with a sense of belonging and pride of being Aurizon employees, reducing turnover, and improve health and safety performance without impacting operating costs.  In addition, the manpower transition plan will assist the Company in recruiting, attracting, and retaining miners who would have otherwise preferred to work directly for a mining company, rather than a contractor.  The response to date has been very encouraging and the transition is expected to be completed in the third quarter, 2012.

Feasibility and Exploration properties

Feasibility study work on Joanna’s Hosco deposit continues with completion of the study anticipated by mid-year.  Additional studies and cost-optimization plans that were initiated in August 2011, including a review of the mining sequence and layout of the surface infrastructure and further detailed environmental work, as well as studies on waste and tailings characterization for potential metal leaching and acid generation, optimization of civil works, and selection of the optimal daily processing rate, are in various stages of progress. The results of the various studies will be incorporated into the feasibility study.

In addition, the Company has initiated a $3.6 million exploration program, comprising 24,500 metres of drilling in the area of the Heva deposit which contains 270,000 ounces in measured and indicated resources, (4.4 million tonnes at an average grade of 1.9 grams per tonne) and 421,000 ounces in inferred ounces (7.7 million tonnes with an average grade of 1.7 grams per tonne). The program will evaluate the surface potential along a 2.5 kilometre stretch of the Cadillac fault west of the Hosco deposit.

Corporate Development

Aurizon continues to focus on its organic growth within the Abitibi area and evaluate accretive opportunities within the Americas to enhance its reserve and production profile.

NON-GAAP MEASURES

Realized gold price per ounce

Realized gold price per ounce is a non-GAAP measure and is calculated by adjusting revenue for silver by-product sales and then dividing that by the gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.  For the first quarter of 2012, there were silver sales adjustments totalling $0.3 million, compared to silver sales adjustments totalling $0.2 million in the same period of 2011.

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Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne are calculated by adjusting operating costs as shown in the Statements of Earnings for inventory adjustments and then dividing that by the tonnes processed through the mill.  For the first quarter of 2012, operating costs were decreased by inventory adjustments of $2.0 million, compared to an inventory adjustment increase of $0.6 million for the same period in 2011.

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the first quarter of 2012, the average realized gold price was US$1,692 less total cash costs of US$681 for an operating profit margin of US$1,011, compared to an average realized gold price of US$1,392 less total cash costs of US$621 for an operating profit margin of US$771 in the same quarter of 2011.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

EBITDA is a non-GAAP measure and is calculated by adjusting the net profit or loss to exclude depreciation and amortization charges, finance expense, finance income, and income tax expense.  The following table provides a reconciliation of net profit to EBITDA for the first quarter ended March 31, 2012 and 2011:

	First Quarter
	2012	2011

Net profit for the period	$8,263	$2,446
Depreciation and amortization	7,798	8,036
Finance income	(572)	(339)
Finance costs	222	200
Income tax expense	6,634	2,451
EBITDA	$22,345	$12,794

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the three month period ended March 31, 2012 from those described in the 2011 annual financial statements and 2011 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

SUMMARY OF QUARTERLY RESULTS (Unaudited)

	2012	2011				2010
in thousands of Canadian dollars, except per share data	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Revenue	$56,753	$85,683	$68,144	$58,960	$47,212	$48,558	$39,882	$50,471
Cost of sales	(30,822)	(38,914)	(29,736)	(29,847)	(29,228)	(27,843)	(27,223)	(30,382)
Gross profit	25,931	46,769	38,408	29,113	17,984	20,715	12,659	20,089
General and administrative costs	4,856	4,268	5,025	4,168	6,086	5,659	2,918	3,198
Exploration costs	6,686	6,229	7,037	6,098	7,104	5,372	5,471	2,831
Derivative (gains) losses	357	(3,243)	3,401	(323)	-	85	(158)	4,317
Net profit	8,263	21,810	13,071	6,604	2,446	7,004	2,307	5,537
Earnings per share – basic and diluted	0.05	0.13	0.08	0.04	0.02	0.04	0.02	0.03

Financial results for the last eight quarters reflect higher realized Canadian dollar gold prices and rising production costs.  The average realized Canadian dollar gold price in the first quarter of 2012 was $1,692 per ounce and for the calendar year 2011 was $1,567 per ounce, 33% higher than the $1,180 per ounce in the 2010 calendar year.

Significant increases in exploration activities at Aurizon’s recently optioned properties in 2011 and 2012, together with continued exploration and feasibility work at Joanna, have resulted in higher exploration costs being charged to earnings, compared to 2010.

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Derivative gains and losses have been impacted by volatile gold and currency fluctuations. The Company delivered into the last of its obligations to deliver gold into call options at below market prices in the third quarter of 2010. During 2011 and 2012 the Company entered into currency forward contracts only.

Outstanding Share Data

As of May 9, 2012, Aurizon had 164,280,202 common shares issued and outstanding.  In addition, 9,247,850 incentive stock options representing 5.6% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.60 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	March 31,	December 31,
	2012	2011
Issued	163,642,202	163,073,027
Fully-diluted	164,375,897	173,983,052
Weighted average	163,569,215	162,623,135

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 10

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery,  anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs for 2012, anticipated ore throughput and grades for 2012, timing for the completion of the shaft deepening project at Casa Berardi, estimated timing for completion of the manpower transition project at Casa Berardi, estimated mineral reserves and resources, timing of feasibility study on the Joanna Gold Development Project, timing of updated resource estimates for the Marban and Fayolle projects, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2012, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, and with respect to mineral reserves and resource estimates, the key assumptions and parameters on which such estimates are based, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources
The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.
This document may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This document may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO
Ian S. Walton, Executive Vice President & CFO
Suite 1120, Cathedral Place, 925 W. Georgia Street
Vancouver, BC V6C 3L2
Telephone: 604-687-6600 Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Toll Free: 1-800-411-GOLD (4653)
Investor Relations: jennifer.north@aurizon.com
Email: info@aurizon.com Website: www.aurizon.com

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 11

Aurizon Mines Ltd.
Unaudited Interim Financial Statements

For the quarter ended March 31, 2012

In accordance National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed interim financial statements of the Company, which have been prepared by and are the responsibility of the Company’s management, have not been reviewed by the Company’s external auditors.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 12

Aurizon Mines Ltd.
Interim Balance Sheets (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	Notes	March 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$198,702	$213,486
Marketable securities		681	864
Inventories		15,251	12,545
Accounts receivable and other	3	16,023	9,474
Derivative instrument assets		-	357
Tax credits receivable	4	3,842	5,210
Total current assets		234,499	241,936
Non-current assets
Property, plant and equipment	5	170,017	164,783
Mineral properties	6	5,025	4,995
Deferred finance costs		302	343
Other assets	7	4,035	6,324
Total non-current assets		179,379	176,445
TOTAL ASSETS		$413,878	$418,381

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$30,234	$25,788
Current income and resource tax liabilities		4,094	18,338
Total current liabilities		34,328	44,126
Non-current liabilities
Provisions	8	15,292	16,153
Deferred tax liabilities		31,422	36,918
Total non-current liabilities		46,714	53,071
Total liabilities		81,042	97,197

EQUITY
Shareholders’ equity
Issued capital	10	277,485	274,165
Contributed surplus		1,170	1,170
Stock based compensation		18,964	18,711
Accumulated other comprehensive gains (losses)		(570)	(386)
Retained earnings		35,787	27,524
Total shareholders’ equity		332,836	321,184
TOTAL LIABILITIES AND EQUITY		$413,878	$418,381
       The attached notes form an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on May 9, 2012. They are signed on the Company’s behalf by:

Andre Falzon, Chairman of the Audit Committee	George Paspalas, President and Chief Executive Officer

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 13

Aurizon Mines Ltd.
Interim Statements of Comprehensive Income (Unaudited)
(Expressed in thousands of Canadian dollars, except for per share data)

For the three months ended	Notes	March 31, 2012	March 31, 2011

Revenue		$56,753	$47,212
Less cost of sales	11	(30,822)	(29,228)
Gross profit		25,931	17,984

Other operating expenses
Exploration costs	11	(6,686)	(7,104)
General and administration costs	11	(4,856)	(6,086)
Other net gains (losses)		515	(36)
Operating profit		14,904	4,758

Finance income	12	572	339
Finance costs	12	(222)	(200)
Other derivative losses	12	(357)	-
Profit before income tax		14,897	4,897

Income tax expense	13	(6,634)	(2,451)
NET PROFIT FOR THE PERIOD		8,263	2,446

Other comprehensive loss
Non-cash loss on marketable securities		(184)	(31)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$8,079	$2,415

Weighted average number of common shares outstanding – Basic		163,569,215	162,260,681
Earnings per share – Basic		$0.05	$0.02
Weighted average number of common shares outstanding – Diluted		164,375,897	164,935,845
Earnings per share – Diluted		$0.05	$0.02
The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 14

Aurizon Mines Ltd.
Interim Statements of Changes in Equity (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended	Three months ended March 31, 2012	Three months ended March 31, 2011
Share capital
Balance at beginning of period	$274,165	$269,677
Share issuances for cash	2,299	393
Fair value of share options exercised	1,021	174
Balance at end of period	277,485	270,244
Contributed surplus
Balance at beginning of period	1,170	1,022
Balance at end of period	1,170	1,022
Stock based compensation
Balance at beginning of period	18,711	13,719
Stock based compensation	1,274	1,398
Share options exercised, transferred to share capital	(1,021)	(174)
Balance at end of period	18,964	14,943
Accumulated other comprehensive income (loss)
Balance at beginning of period	(386)	379
Non-cash losses on marketable securities	(184)	(31)
Balance at end of period	(570)	348
Retained earnings (Deficit)
Balance at beginning of period	27,524	(16,407)
Net profit for the period	8,263	2,446
Balance at end of period	35,787	(13,961)
TOTAL SHAREHOLDERS’ EQUITY	$332,836	$272,596
        The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 15

Aurizon Mines Ltd.
Interim Statements of Cash Flows (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended	Notes	March 31, 2012	March 31, 2011

Operating activities
Net profit for the period		$8,263	$2,446
Adjustment for non-cash items:
Depreciation and amortization		7,841	8,036
Share-based compensation		1,274	1,398
Deferred income tax (recovery) expense		(5,496)	271
Refundable and non-refundable taxes		3,315	-
Derivative losses		357	-
Other	15a	799	2,071
		16,353	14,222
Decrease (increase) in non-cash working capital items	15b	(12,929)	314
Net cash provided by operating activities		3,424	14,536

Investing activities
Property, plant and equipment		(15,235)	(10,546)
Mineral properties		(30)	(30)
Other investing activities		(5,242)	(418)
Net cash used in investing activities		(20,507)	(10,994)

Financing activities
Issuance of shares		2,299	393
Deferred finance costs		-	(477)
Net cash provided (used) by financing activities		2,299	(84)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,784)	3,458
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		213,486	139,341
CASH AND CASH EQUIVALENTS – END OF PERIOD		$198,702	$142,799
        The attached notes form an integral part of these financial statements.
        Supplemental cash flow information is disclosed in Note 15.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 16

Aurizon Mines Ltd.
Notes to Interim Financial Statements (Unaudited)
For the three months ended March 31, 2012
(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.     GENERAL INFORMATION

Aurizon Mines Ltd (“Aurizon” or “the Company”) is a Canadian based gold producer with operations, development and exploration activities in Quebec, Canada.  Aurizon is incorporated and domiciled in Canada, and has no subsidiaries and no parent entity. The address of the Company’s registered office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

2.	BASIS OF PREPARATION

These condensed interim financial statements were approved by the Board of Directors on May 9, 2012, and have not been audited or reviewed by the Company’s external auditors. These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

3.    ACCOUNTS RECEIVABLE AND OTHER
	March 31, 2012	December 31, 2011

Accounts receivable	$5,128	$5,157
Prepaid expenses and purchase deposits	8,556	3,584
Exploration advances	2,339	733
Accounts receivable and other	$16,023	$9,474

In accordance with property option agreements, the Company advances funds to its counterparts for the undertaking of exploration programs on the properties. The advances are drawn down and expensed as the exploration work progresses. As at March 31, 2012, advances totalling $2.3 million are expected to be expensed within the next twelve months (2011 - $0.7 million).

4.     TAX CREDITS RECEIVABLE
	March 31, 2012	December 31, 2011

Quebec refundable tax credits	$3,842	$2,490
Non-refundable tax credits	-	2,720
Tax credits receivable	$3,842	$5,210

a)    Quebec refundable tax credits

In March 2012, the Company received a refund of $3.1 million in respect of eligible exploration expenditures incurred in 2010.  In addition, the Company expects to receive a refund of $3.8 million in 2012 relating to eligible exploration expenditures incurred in 2011.

b)    Non-refundable tax credits

Non-refundable tax credits arise from certain eligible exploration expenditures.  During the first quarter of 2012, the Company recorded non-refundable tax credit assets totalling $0.6 million (2011: $0.8 million).  All the non-refundable tax credits available at March 31, 2012 have been used to reduce the current year’s taxes owed, resulting in a non-refundable tax credit asset balance at the end of the period of nil (December 31, 2011: $2.7 million).  The Company expects to continue to incur eligible exploration expenditures throughout the year, which will generate credits to be used to reduce current year income taxes on profit.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 17

5.   PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and equipment	Buildings and Leasehold Improvements	Computers and Software	Office Equipment and Furniture	TOTAL
COST
At January 1, 2011	$211,291	$40,343	$38,584	$1,267	$2,153	$530	$294,168
Additions	33,836	4,774	11,085	156	307	134	50,292
Disposals	-	-	(479)	-	-	-	(479)
Fair Value Revaluations	-	1,477	-	-	-	-	1,477
At December 31, 2011	245,127	46,594	49,190	1,423	2,460	664	345,458
Additions	10,130	448	3,604	-	75	-	14,257
Disposals	-	-	(996)	-	-	-	(996)
Change in estimated discount rates – Long-lived assets	(267)	-	-	-	-	-	(267)
At March 31, 2012	254,990	47,042	51,798	1,423	2,535	664	358,452

ACCUMULATED DEPRECIATION
At January 1, 2011	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for Period	(27,881)	(4,972)	(5,435)	(43)	(341)	(44)	(38,716)
Disposals	-	-	292	-	-	-	292
Adjustment (1)	(95)	-	-	-	-	-	(95)
At December 31, 2011	(123,954)	(32,057)	(21,304)	(917)	(1,983)	(460)	(180,675)
Charge for Period	(6,227)	(531)	(1,509)	(11)	(68)	(10)	(8,356)
Disposals	-	-	596	-	-	-	596
At March 31, 2012	(130,181)	(32,588)	(22,217)	(928)	(2,051)	(470)	(188,435)

NET BOOK VALUE
At December 31, 2011	$121,173	$14,537	$27,886	$506	$477	$204	$164,783
At March 31, 2012	$124,809	$14,454	$29,581	$495	$484	$194	$170,017

(1) Adjustment of $95 is for reimbursement of Quebec government assistance and deferred accretion charges.

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 18

6.	MINERAL PROPERTIES

	March 31, 2012	December 31, 2011

Exploration Properties
Joanna, Quebec	$3,865	$3,865
Kipawa, Quebec	75	75
Duvay, Quebec	500	500
Duverny, Quebec	125	95
Rex South, Quebec	280	280
Opinaca, Quebec	100	100
Patris, Quebec	80	80
	$5,025	$4,995

7.	OTHER ASSETS

	March 31, 2012	December 31, 2011
Reclamation deposits	$2,557	$1,315
Refundable tax credits	1,143	4,457
Workers compensation premiums	5	222
Deposit on long-term hydro-electric project	330	330
	$4,035	$6,324

8.	PROVISIONS

	March 31, 2012	December 31, 2011

Asset retirement obligations (a)	$14,840	$15,019
Non-current employee incentive payments (b)	452	1,134
	$15,292	$16,153

a)	Asset retirement obligations

	March 31, 2012	December 31, 2011
Asset retirement obligations - beginning of period	$15,019	$13,114
Change in ARO estimate discount rates	(267)	1,477
Accretion expense	88	428
Asset retirement obligations – end of period	$14,840	$15,019

b)   Non-current employee incentive payments

As at March 31, 2012, the fair value of the estimated incentive payments is $1.0 million (December 31, 2011:  $1.7 million), which includes a current portion of $0.5 million (2011: $0.6 million) and a non-current portion of $0.5 million (2011: $1.1 million).

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 19

9.     COMMITMENTS

The Company’s significant contractual obligations and commitments as at March 31, 2012 are as follows:

(all figures undiscounted)	Total	Due in Less Than 1 Year	Due 1 - 3 Years	Due 3 - 5 Years	Due in More Than 5 Years	As at December 31, 2011
Asset retirement obligations	$19,002	$-	$1,213	$-	$17,789	$19,002
Equipment and supply contracts	9,511	3,640	3,131	2,740	-	13,518
Mineral properties firm commitments	1,344	1,344	-	-	-	2,222
Employee incentives	997	544	453	-	-	1,821
Head office operating lease	759	253	506	-	-	822
Total contractual obligations	$31,613	$5,781	$5,303	$2,740	$17,789	$37,385

10.   SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series "A" convertible preferred shares (Issued - none) and 1,135,050 are designated as series "B" convertible preferred shares (Issued - none).

b) Issued and fully paid

Common Shares	Shares		Amount
	(000’s	)
Outstanding as at January 1, 2011	162,145		$269,677
Exercise of share options	927		3,102
Fair value of share options exercised	-		1,386
Outstanding as at December 31, 2011	163,072		274,165
Exercise of share options	569		2,299
Fair value of share options exercised	-		1,021
Outstanding as at March 31, 2012	163,641		$277,485

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 20

10.    SHARE CAPITAL (Continued)

c) Share-based compensation

The Company has an ownership-based compensation scheme for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 13, 2010 and amended by Directors’ resolutions dated November 3, 2010, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the directors at the time the option is granted, provided that such price shall be not less than the closing prices of the common shares of the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade.

The number of options granted is determined by the directors and the total of the options issued plus all other stock option plans issued shall not exceed 7% of the total number of common shares then outstanding on a non-diluted basis.

The following reconciles the share options outstanding:

	Number of Options	Weighted-average exercise price

Outstanding, January 1, 2011	9,670	$5.05
Granted	2,541	$6.11
Exercised	(927)	$3.35
Expired or forfeited	(374)	$5.31
Outstanding, December 31, 2011	10,910	$5.43
Exercised	(569)	$4.04
Expired or forfeited	(405)	$5.98
Outstanding, March 31, 2012	9,936	$5.49

The following shows the vested and exercisable share options, and total outstanding share options, by exercise price range, as at March 31, 2012:

Vested and exercisable options				All outstanding options
Exercise price range	Vested and exercisable options	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options	Remaining contractual life (years)	Weighted average exercise price
$2.00 - $2.99	1,068	1.7	$2.95	$2.00 - $2.99	1,068	1.7	$2.95
$3.00 - $3.99	673	0.4	$3.81	$3.00 - $3.99	673	0.4	$3.81
$4.00 - $4.99	1,887	2.2	$4.67	$4.00 - $4.99	2,203	2.2	$4.69
$5.00 - $5.99	1,042	1.5	$5.06	$5.00 - $5.99	1,162	1.6	$5.07
$6.00 - $6.99	675	4.5	$6.10	$6.00 - $6.99	2,625	4.6	$6.11
$7.00 - $7.59	1,153	3.7	$7.53	$7.00 - $7.59	2,205	3.7	$7.53
Totals	6,498	2.3	$5.02	Totals	9,936	2.9	$5.49

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 21

11.    EXPENSES BY NATURE
	Three months ended March 31, 2012	Three months ended March 31, 2011

Cost of sales:
Operating costs	$20,246	$18,351
Depreciation and amortization expense relating to operations	7,798	8,036
Employee wages and benefits included in cost of sales	2,778	2,841
Total cost of sales	$30,822	$29,228

Exploration costs (1):
Exploration	$6,351	$6,829
Employee wages and benefits	335	275
Total exploration costs:	$6,686	$7,104

General and administrative costs:
Employee wages and benefits (2)	$1,325	$3,312
Other administration costs	2,257	1,376
Share-based compensation	1,274	1,398
Total general and administration costs	$4,856	$6,086

(1)	Net of refundable and non-refundable tax credits.

(2)	In 2011, the Company recognized the initial fair value of future employee benefits totalling $1.6 million, which increased employee wages and benefits costs.

12.     FINANCE INCOME AND COSTS

	Three months ended March 31, 2012	Three months ended March 31, 2011

Finance income
Interest income on cash and short-term investments	$572	$339

Finance costs
ARO liability accretion	$88	$110
Standby fees – revolving credit facility	93	64
Amortization of deferred finance costs	41	26
Total finance costs	$222	$200

Other derivative losses
Non-cash derivative losses	$357	$-

Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise treasury bills and bankers’ acceptance notes with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.77% and 1.40% (2011: Treasury bills and bankers’ acceptance notes bearing interest between 0.86% and 1.11%).

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 22

13.  INCOME TAXES

Current and deferred income and resource tax expense is represented in the statements of comprehensive income as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2011
Current income tax expense	$8,260	$1,661
Current resource tax expense	3,870	519
Current income and resource taxes	12,130	2,180
Deferred income tax expense (recovery)	(5,055)	104
Deferred resource tax expense (recovery)	(441)	167
Deferred income and resource taxes	(5,496)	271
Total income tax expense	$6,634	$2,451

The combined federal and provincial statutory income tax rate for 2012 is 26.7% (2011 – 28.2%).  In addition to federal and provincial income taxes, Aurizon is subject to a 16% (2011: 15%) Quebec mining resource tax, which when adjusted for allowable deductions, has an effective rate of 11.7% (2011: 10.8%).

14.           COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and members of key management personnel during the period was as follows:

	March 31, 2012	March 31, 2011

Wages and short-term benefits	$662	$419
Share-based compensation	685	1,974
Deferred share units (a)	447	-
	$1,794	$2,393

a)	Deferred Share Units

During the first quarter of 2012, the Company established a Deferred Share Unit Plan for non-executive directors (the “DSU Plan”), whereby a portion of compensation paid to directors may be paid in deferred share units (“DSUs”).   Under the terms of the DSU Plan, each director may receive an annual grant of DSUs in an amount and on the date determined by the Board for that year.  DSUs vest immediately and are based on the closing price of the common shares on the Toronto Stock Exchange on the business day prior to the date of grant.  DSUs can only be settled in cash, following the date the director has retired from, or ceased to hold, all positions with the Company, and will be based upon the number of units held, multiplied by the fair market value of the Company’s share price at the time of redemption.

During the first quarter of 2012, the Company granted 91,502 DSUs to non-executive directors.  As at March 31, 2012, the fair value of the units outstanding was $447 thousand based upon the Company’s share price of $4.88 on the last trading day of March 2012.  Accordingly, the Company has recorded a current liability of $447 thousand as at March 31, 2012 in respect of the outstanding units (March 31, 2011: nil), with a corresponding charge to profit to reflect the fair value of the units.

The following is a continuity schedule of the DSUs outstanding from December 31, 2011 to March 31, 2012:

Number of DSUs outstanding
As at December 31, 2011	-
Granted	91,502
As at March 31, 2012	91,502

Aurizon Mines Ltd.	2012 FIRST QUARTER REPORT	Page | 23

15.      CASH FLOW INFORMATION

            a) Analysis of other operating activities
	Three months ended March 31, 2012	Three months ended March 31, 2011

Accretion charges on asset retirement obligations	$88	$110
Future employee incentives	(262)	1,586
Non-cash inventory adjustments	515	-
Loss on sale of property, plant and equipment	200	150
Amortization of deferred finance costs	41	26
Workers’ compensation adjustments	217	199
	$799	$2,071

             b) Analysis of change in non-cash working capital items

	Three months ended March 31, 2012		Three months ended March 31, 2011

Refundable and non-refundable tax assets		$1,368	$($522)
Accounts receivable and exploration advances		(1,578)	(1,279)
Prepaid expenses		(441)	(974)
Supplies inventory		(160)	(105)
Gold inventory		(2,546)	565
Accounts payable and accrued liabilities		4,672	2,629
Current provincial resource taxes payable		(13,267)	-
Current income taxes payable		(977)	-
Decrease (increase) in non-cash working capital items	$	(12,929)	$314